UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM 6-K

__________________

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-36619

 __________________________________

Affimed N.V.

__________________________________

Im Neuenheimer Feld 582,

 69120 Heidelberg,

Germany

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 8, 2017, Affimed N.V. (“Affimed” or the “Company”) issued and sold 646,762 of its common shares pursuant to the partial exercise of the underwriters’ 30-day option to purchase additional common shares (the “Option Exercise”) in connection with the Company’s public offering of its common shares, which closed on January 25, 2017. The net proceeds to the Company from the Option Exercise are expected to be approximately $1.1 million, after deducting underwriting discounts.

The offering was made pursuant to Affimed’s effective registration statement on Form F-3 (Registration Statement No. 333-207235) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder.

A copy of the opinion of De Brauw Blackstone Westbroek N.V. relating to the validity of the common shares issued and sold pursuant to the Option Exercise is attached as Exhibit 5.1 hereto.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-207235) and Form S-8 (Registration Number 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, February 8, 2017.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
5.1	Opinion of De Brauw Blackstone Westbroek N.V.
23.1	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibit 5.1)